SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)

General Growth Properties, Inc.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

370023103
(CUSIP Number)

Joseph S. Freedman
Brookfield Asset Management, Inc.
Brookfield Place, Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario M5J 2T3
Telephone: (416) 956-5182
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Gregory B. Astrachan, Esq.
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

January 17, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370023103	Page 2 of 20 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 288,416,030*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 288,416,030*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 288,416,030*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%*
14	TYPE OF REPORTING PERSON OO
* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 288,416,030 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 28.4% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 3 of 20 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 288,416,030*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 288,416,030*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 288,416,030*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%*
14	TYPE OF REPORTING PERSON OO
* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 288,416,030 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 28.4% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 4 of 20 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 288,416,030*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 288,416,030*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 288,416,030*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%*
14	TYPE OF REPORTING PERSON OO
* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 288,416,030 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 28.4% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 5 of 20 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-A LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,542,736*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,542,736*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,542,736*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%*
14	TYPE OF REPORTING PERSON OO
* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 288,416,030 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 28.4% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 6 of 20 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-B LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,051,016*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,051,016*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,051,016*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%*
14	TYPE OF REPORTING PERSON OO
* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 288,416,030 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 28.4% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 7 of 20 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-C LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,712,453*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,712,453*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,712,453*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14	TYPE OF REPORTING PERSON OO
* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 288,416,030 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 28.4% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 8 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings IV-D LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,712,453*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,712,453*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,712,453*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14	TYPE OF REPORTING PERSON OO
*  The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 288,416,030 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 28.4% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 9 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings V LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,223,975*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,223,975*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,223,975*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%*
14	TYPE OF REPORTING PERSON PN
* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 288,416,030 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 28.4% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 10 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 288,416,030*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 288,416,030*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 288,416,030*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%*
14	TYPE OF REPORTING PERSON CO
* See Item 5.

CUSIP No. 370023103	Page 11 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Trilon Bancorp Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 288,416,030*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 288,416,030*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 288,416,030*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%*
14	TYPE OF REPORTING PERSON CO
* See Item 5.

CUSIP No. 370023103	Page 12 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 288,416,030*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 288,416,030*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 288,416,030*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%*
14	TYPE OF REPORTING PERSON PN
* See Item 5.

CUSIP No. 370023103	Page 13 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Private Funds Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 288,416,030*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 288,416,030*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 288,416,030*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%*
14	TYPE OF REPORTING PERSON CO
* See Item 5.

CUSIP No. 370023103	Page 14 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Split LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 288,416,030*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 288,416,030*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 288,416,030*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%*
14	TYPE OF REPORTING PERSON PN
* By virtue of certain voting rights of Brookfield Retail Holdings LLC, the Reporting Person may be deemed to share beneficial ownership of 288,416,030 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 28.4% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 15 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield US Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 288,416,030*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 288,416,030*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 288,416,030*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%*
14	TYPE OF REPORTING PERSON CO
* By virtue of certain voting rights of Brookfield Retail Holdings LLC, the Reporting Person may be deemed to share beneficial ownership of 288,416,030 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 28.4% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 16 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield US Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 288,416,030*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 288,416,030*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 288,416,030*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%*
14	TYPE OF REPORTING PERSON CO
* By virtue of certain voting rights of Brookfield Retail Holdings LLC, the Reporting Person may be deemed to share beneficial ownership of 288,416,030 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 28.4% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 17 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield REP GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 288,416,030*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 288,416,030*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 288,416,030*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%*
14	TYPE OF REPORTING PERSON CO
* By virtue of certain voting rights of Brookfield Retail Holdings LLC, the Reporting Person may be deemed to share beneficial ownership of 288,416,030 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 28.4% of the shares of Common Stock. See Item 5.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 2”) amends the Schedule 13D filed on November 19, 2010 (the “Original Schedule 13D”) and amended on November 24, 2010 (“Amendment No. 1”) (the Original Schedule 13D, Amendment No. 1 and Amendment No. 2 are collectively referred to herein as the “Schedule 13D”).  This Amendment No. 2 relates to the common stock, par value $0.01 per share (“Common Stock”), of General Growth Properties, Inc., a Delaware corporation (the “Company”).

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to include:

On January 17, 2011, Brookfield (US) Investments Ltd., a Bermuda limited company and a wholly-owned subsidiary of Brookfield (“BUSI”), and US Corp. entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with The Fairholme Fund, a series of Fairholme Funds, Inc., a Maryland corporation (“Fairholme Fund”), pursuant to which, subject to the satisfaction of certain closing conditions, in exchange for $804,079,985.60 in cash and the issuance to Fairholme Fund of an aggregate of 27,500,000.00 Class A Limited Voting Shares of Brookfield, (i) BUSI agreed to acquire and purchase from Fairholme Fund, and Fairholme Fund agreed to sell to BUSI, 39,403,972 shares of Common Stock and (ii) US Corp. agreed to acquire and purchase from Fairholme Fund, and Fairholme Fund agreed to sell to US Corp,  73,927,484 shares of Common Stock.  Pursuant to the terms of the Share Purchase Agreement, among other things, Fairholme Fund agreed to grant BUSI and US Corp. a right of first offer to acquire any Warrants or any shares of Common Stock issuable upon exercise of the Warrants held by Fairholme Fund which Fairholme Fund desires to sell or otherwise transfer for the two years following the closing of the transactions contemplated by the Share Purchase Agreement.

On January 17, 2011, Brookfield entered into a performance guarantee (the “Guarantee”) with Fairholme Fund pursuant to which Brookfield agreed to unconditionally guarantee to Fairholme Fund the fulfillment and performance of certain obligations of BUSI and US Corp. to Fairholme Fund under the Share Purchase Agreement.

The summary contained herein of each of the Share Purchase Agreement and Guarantee is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 14 and 15 hereto, respectively, and which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(b) of the Schedule 13D is hereby amended in its entirety as follows:

(a)-(b) As of the close of business on January 18, 2011, the Investment Vehicles directly held and beneficially owned the shares of Common Stock and Warrants indicated on the following table. Each of the Investment Vehicles shares voting and investment power as indicated in the paragraphs below the table. All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the 937,011,053 shares of Common Stock reported by the Company as expected to be outstanding following the consummation of the offering described in its prospectus filed pursuant to Rule 424(b)(4) by the Company with the Securities and Exchange Commission on November 17, 2010 plus 19,886,000 shares of Common Stock issued pursuant to the underwriters’ over-allotment option to purchase Common Stock, plus, where such beneficial ownership includes Warrants, such number of shares of Common Stock issuable upon exercise of the Warrants included in any such beneficial ownership calculation. The shares of Common Stock and Warrants reported as beneficially owned by the Reporting Persons in this Item 5 and elsewhere in this Schedule 13D do not reflect any of the shares of Common Stock which BUSI and US Corp. have agreed to acquire pursuant to the terms and subject to the conditions of the Share Purchase Agreement.

Investment Vehicle	Common Stock	Warrants	Beneficial Ownership
BRH	75,156,748	18,714,651	9.62%
BRH II	51,572,627	12,842,010	6.64%
BRH III	59,156,823	14,730,538	7.6%
BRH IV-A	6,839,615	1,703,121	0.89%
BRH IV-B (1)	13,651,644	3,399,372	1.77%
BRH IV-C (1)	4,573,591	1,138,862	0.59%
BRH IV-D	4,573,591	1,138,862	0.59%
BRH V	15,391,391	3,832,584	2.00%
Total:	230,916,030	57,500,000	28.43%
(1) The shares of Common Stock and Warrants are held directly by Brookfield US Retail Holdings LLC. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock and Warrants held directly by Brookfield US Retail Holdings LLC.

As managing member or general partner, as applicable, of each of the Investment Vehicles, BAM Canada may be deemed, subject to restrictions on its authority imposed by the Voting Agreement, to beneficially own all shares of Common Stock and Warrants owned by each of the Investment Vehicles, consisting of 230,916,030 shares of Common Stock and Warrants exercisable to purchase 57,500,000 shares of Common Stock, collectively representing 28.4% of the Common Stock.  As direct and indirect controlling persons of BAM Canada, each of Brookfield Holdings, Trilon Bancorp and Brookfield may be deemed to share with BAM Canada beneficial ownership of such shares of Common Stock and Warrants.

Split LP is the non-managing member of BRH.  By virtue of (i) its ability under the Operating Agreement of BRH to appoint and remove the board of directors of BRH and (ii) the ability of the board of directors of BRH to direct BAM Canada on behalf of BRH to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions with respect to, and material dispositions of, Common Stock by the Investment Vehicles), Split LP may be deemed to share voting and investment power with respect to the 288,416,030 shares of Common Stock owned by the Investment Vehicles, representing approximately 28.4% of the shares of the Common Stock.  As direct and indirect controlling persons of Split LP, BRGP, US Holdings, US Corp and Brookfield may be deemed to share with Split LP beneficial ownership of such shares of Common Stock and Warrants.

None of the Reporting Persons has sole voting or investment power with respect to any shares of Common Stock or Warrants.

By virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Act and Rule 13d-5(b)(1) thereunder and each member of the “group” may be deemed to beneficially own all shares of Common Stock and Warrants held by all members of the “group.”  Accordingly, each of the Reporting Persons may be deemed to beneficially own 288,416,030 shares of Common Stock (which includes the 57,500,000 shares of Common Stock issuable upon exercise of the Warrants held by all Reporting Persons), constituting beneficial ownership of 28.4% of the shares of the Common Stock.  Each of the Investment Vehicles expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of Common Stock and Warrants held by each of the other Investment Vehicles.

By virtue of (i) the ability of the Northern Trust Company, acting in its capacity as custodian for the Future Fund Board of Guardians (“Future Fund”) under the Operating Agreement of BRH II to appoint and remove the members of the board of directors of BRH II and (ii) the ability of the board of directors of BRH II to direct BAM Canada on behalf of BRH II to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), Future Fund may be deemed to share voting and investment power over the Common Stock and Warrants held by each of the Investment Vehicles.  By virtue of (i) the ability of Stable Investment Corporation (“Stable”) and Best Investment Corporation (“Best” and, together with Stable, “SB”) (both subsidiaries of China Investment Corporation) under the Operating Agreement of BRH III to appoint and remove the members of the board of directors of BRH III and (ii) the ability of the board of directors of BRH III to direct BAM Canada on behalf of BRH III to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), SB may be deemed to share voting and investment power over the Common Stock and Warrants held by each of the Investment Vehicles.  Additionally, by virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, Future Fund and/or SB may be deemed to be members of a “group” with the Reporting Persons.  Neither Future Fund nor SB are Reporting Persons on this Schedule 13D, and any obligations either of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings.  To the extent that either Future Fund or SB beneficially owns shares of Common Stock or Warrants that are not held by one of the Investment Vehicles, the Reporting Persons may be deemed to beneficially own any such shares of Common Stock or Warrants, but expressly disclaim, to the extent permitted by applicable law, beneficial ownership thereof.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to include the descriptions of the Share Purchase Agreement and the Guarantee in Item 4 to this Amendment No. 2.

Item 7. Material To Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 14	Share Purchase Agreement, dated as of January 17, 2011, by and among Brookfield US Corporation, Brookfield (US) Investments Ltd. and The Fairholme Fund.

Exhibit 15	Performance Guarantee, dated January 17, 2011 from Brookfield Asset Management Inc.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2011	BROOKFIELD ASSET MANAGEMENT

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Senior Managing Partner

	By:	/s/ Sachin Shah
Name: Sachin Shah
Title: Managing Partner, Finance

Dated: January 19, 2011	BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA) L.P.

	By:	Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 19, 2011	BROOKFIELD PRIVATE FUNDS HOLDINGS INC.

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: January 19, 2011	TRILON BANCORP INC.

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Vice President

	By:	/s/ Sachin Shah
Name: Sachin Shah
Title: President

Dated: January 19, 2011	BROOKFIELD RETAIL SPLIT LP

	By:	Brookfield REP GP Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 19, 2011	BROOKFIELD RETAIL PREFERRED LLC

	By:	Brookfield US Corporation, its managing member

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 19, 2011	BROOKFIELD US HOLDINGS INC.

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Vice President

Dated: January 19, 2011	BROOKFIELD US CORPORATION

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 19, 2011	BROOKFIELD RETAIL HOLDINGS LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

	By:	Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: January 19, 2011	BROOKFIELD RETAIL HOLDINGS II LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

	By:	Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: January 19, 2011	BROOKFIELD RETAIL HOLDINGS III LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

	By:	Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: January 19, 2011	BROOKFIELD RETAIL HOLDINGS IV-A LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

	By:	Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: January 19, 2011	BROOKFIELD RETAIL HOLDINGS IV-B LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

	By:	Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: January 19, 2011	BROOKFIELD RETAIL HOLDINGS IV-C LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

	By:	Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: January 19, 2011	BROOKFIELD RETAIL HOLDINGS IV-D LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

	By:	Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: January 19, 2011	BROOKFIELD RETAIL HOLDINGS V LP

	By:	Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its general partner

	By:	Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President